Exhibit 99.4

Gold Standard Ventures Announces Acquisition of Battle Mountain Gold

April 12, 2017

VANCOUVER, BRITISH COLUMBIA (April 12, 2017) - Gold Standard Ventures Corp. ("Gold Standard") (TSXV:GSV; NYSE MKT:GSV) and Battle Mountain Gold Inc. (TSXV:BMG) ("Battle Mountain") are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Gold Standard has agreed to acquire all of the issued and outstanding common shares of Battle Mountain (other than those already owned by Gold Standard) for consideration of 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). The proposed Arrangement values Battle Mountain at approximately C$0.59 per share, representing a premium of approximately 47% to the closing price of Battle Mountain as at April 11, 2017 and approximately 62% to the 5 day volume weighted average price ("VWAP").

BENEFITS TO GOLD STANDARD SHAREHOLDERS

  Enhances Gold Standard's leading position in Nevada, one of the world's most prolific gold producing regions.

  Gold Standard now has district scale property positions on both the Carlin Trend and Battle Mountain Trend, the most productive gold trends in Nevada.

  Significant synergies to be realized with the Elko staff's expertise in exploring for Carlin-style gold deposits.

  The Lewis gold project adds additional growth potential to Gold Standard's portfolio of Nevada assets.

  Aligns with Gold Standard’s strategy of exploring and developing district scale projects In Nevada.

  Generates further strategic flexibility for Gold Standard going forward.

BENEFITS TO BATTLE MOUNTAIN SHAREHOLDERS

  Highly attractive premium to Battle Mountain’s shareholders of approximately 47% to the closing price of Battle Mountain as at April 11, 2017 and approximately 62% to the 5 day VWAP.

  Opportunity to participate in a leading gold explorer and developer with a portfolio of highly prospective exploration and development assets, superior liquidity and a broad institutional following.

  Continued exposure to the Lewis gold project through ownership of Gold Standard shares, as well as the ability to benefit from anticipated operational synergies in Nevada.

  Access to Gold Standard's exploration and development expertise and financial strength to enhance the advancement of the Lewis gold project.

  Diversifies Battle Mountain’s single asset risk profile and provides exposure to Gold Standard's growing portfolio of Nevada assets.

Jonathan Awde, President & CEO of Gold Standard, stated: "We believe this transaction creates excellent value for the shareholders of both Gold Standard and Battle Mountain. We see an opportunity to increase our upside by adding a high quality under explored asset where we have proven expertise. Our success at Gold Standard has been built around acquiring strategically-located assets, and now we aim to replicate that success at the Lewis gold project. The Lewis gold project, which is 100% owned and controlled by Battle Mountain, is an outstanding advanced exploration project within Nevada’s Battle Mountain Trend, which has produced more than 25 million ounces of gold. The Lewis gold project is adjacent to one of Newmont’s largest and most profitable gold mines. We believe our exploration team has the ability to unlock significant value in the Lewis gold project which could potentially host a continuation of Newmont’s Phoenix deposit."

Chet Idziszek, President & CEO of Battle Mountain added: "This transaction represents a significant premium for our shareholders, and allows us to gain exposure to Gold Standard’s large and highly prospective exploration and development portfolio in Nevada, robust treasury, strong shareholder base, and experienced team. Gold Standard has the necessary capital and expertise to accelerate exploration activities at our Lewis gold project, and we look forward to sharing in the future success of Gold Standard."

TRANSACTION SUMMARY

Under the terms of the Arrangement, on closing, each Battle Mountain shareholder (other than Gold Standard) will receive 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held. In addition, other than certain options to acquire common shares of Battle Mountain (“Battle Mountain Options”) to be cancelled in accordance with the Arrangement, Battle Mountain Options held by Battle Mountain employees will be exchanged for options to acquire common shares of Gold Standard and the remaining Battle Mountain Options and warrants to acquire common shares of Battle Mountain will become exercisable for common shares of Gold Standard, all in accordance with the terms of the Arrangement.

The Arrangement will be carried out by way of a court-approved plan of arrangement and will require the approval of at least: (i) 66⅔% of the votes cast by Battle Mountain shareholders; (ii) 66⅔% of the votes cast by Battle Mountain shareholders, optionholders and warrantholders, voting together as a single class; and (iii) a simple majority of votes cast by Battle Mountain shareholders, excluding Battle Mountain common shares held by “related parties” and “interested parties” (as such terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) at a special meeting expected to take place in June 2017. The Arrangement is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

In addition, Gold Standard has advanced to Battle Mountain a loan of $1.55 million (the “Loan”) to replace the amount paid by Battle Mountain to acquire the remaining 40% interest in the Lewis gold project on April 11, 2017. The Loan: (i) is unsecured; (ii) bears interest at the rate of five percent per annum; (iii) matures on the earlier of (A) August 10, 2017 and (B) the acceleration of payment of the Loan after the occurrence of an “event of default” (including the acceptance of a superior proposal or a change in recommendation by the Board of Directors of Battle Mountain); and (iv) is subject to a late payment penalty equal to 15% of the principal amount of the Loan if such principal is not repaid when due. The principal amount of the Loan, together with accrued interest thereon and, in certain cases, the late payment penalty, will be convertible at the option of Gold Standard into common shares of Battle Mountain.

The Arrangement is a “related party transaction” (as defined in MI 61-101) for Gold Standard. Gold Standard is relying on the exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101, as the fair market value of the Arrangement is less than 25% of Gold Standard’s market capitalization.

The Loan is a “related party transaction” for both Gold Standard and Battle Mountain and both parties are relying on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101. Gold Standard is exempted from both the valuation and majority of the minority shareholder approval requirements as the fair market value of the Loan is less than 25% of Gold Standard’s market capitalization. Battle Mountain is exempted from the formal valuation requirements as no Battle Mountain securities are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States. Battle Mountain is exempted from the majority of the minority shareholder approval requirement as the Loan is a distribution of securities, the fair market value of which is not more than C$2,500,000, and has been approved by one or more independent directors of Battle Mountain as required by MI 61-101.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions, as well as representations, covenants and conditions which are customary for a transaction of this nature. Battle Mountain has agreed to pay a termination fee to Gold Standard of $1.25 million upon the occurrence of certain termination events.

The special committee of the Board of Directors of Battle Mountain that was formed specifically to consider the Arrangement and the Loan (the “Special Committee”) has unanimously approved the Arrangement and the Loan and agreed to provide a written recommendation that Battle Mountain securityholders vote in favour of the Arrangement in the information circular to be mailed to Battle Mountain securityholders in connection with the Arrangement. Each of the directors and officers of Battle Mountain has entered into a voting agreement with Gold Standard and has agreed to vote in favour of the Arrangement at the special meeting of Battle Mountain securityholders to be held to consider the Arrangement.

Battle Mountain retained Haywood Securities Inc. to provide certain advice and advisory services to the Special Committee, including an assessment of and recommendation with respect to the fairness of the Arrangement. The Special Committee has also retained Evans & Evans Inc. to prepare an independent fairness opinion for the Arrangement. Dentons Canada LLP represented Battle Mountain in this transaction and Gold Standard was represented by Borden Ladner Gervais LLP.

Full details of the Arrangement will be included in a Management Information Circular to be filed with regulatory authorities and mailed to Battle Mountain securityholders in accordance with applicable securities laws. Battle Mountain expects to mail the Management Information Circular within the next 30 days.

ABOUT GOLD STANDARD VENTURES

Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208 sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI 43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016). The Dark Star deposit, 2.1 km to the east of Pinion, has a NI 43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015). The 2014 and 2015 definition and expansion of these two shallow oxide deposits demonstrates their growth potential.

ABOUT BATTLE MOUNTAIN GOLD

Battle Mountain is a growth-oriented company focused on acquiring, exploring and developing precious metals projects in geological districts with potential for world-class deposits. Battle Mountain currently owns and operates 100% of the Lewis gold project, situated in the prolific Battle Mountain Trend of Nevada. The 5,500 acre Lewis gold project is contiguous with the Phoenix Gold Mine placed into production by Newmont Mining in late 2006. As of December 31, 2016, proven and probable reserves at Phoenix totaled 4.3 million ounces of gold, 60.9 million ounces of silver and 1,260 million pounds of copper (2016 Newmont Annual Report).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact, included herein including, without limitation, statements or information about the completion of the Arrangement, the anticipated benefits from the Arrangement, the consideration to be paid and the treatment of Battle Mountain options and warrants under the Arrangement, the timing for the special meeting of Battle Mountain shareholders and the timing for closing of the Arrangement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risk factors include, among others: risks associated with the business of Gold Standard and Battle Mountain; risks related to the satisfaction or waiver of certain conditions contemplated by the Arrangement Agreement; risks related to reliance on technical information provided by Battle Mountain and Gold Standard; risks relating to exploration and potential development of Battle Mountain and Gold Standard’s projects; business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; prices for commodities to be produced and changes in commodity prices; changes in interest and currency exchange rates; risks relating to inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of mineral resources); risks relating to unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); risks relating to adverse weather conditions; political risk and social unrest; changes in general economic conditions or conditions in the financial markets; and other risk factors as detailed from time to time and the additional risks identified in Gold Standard and Battle Mountain’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President, CEO and Director

On behalf of the Board of Directors of Battle Mountain,
“Chet Idziszek”
Chet Idziszek, President, CEO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gold Standard Ventures Corp.	Battle Mountain Gold Inc.
Jonathan Awde	Chet Idziszek
President	President and CEO
Tel: 604-669-5702	Tel: 604-331-8772
Email: info@goldstandardv.com	Email: eanderson@mine-tech.com
Website: www.goldstandardv.com	Website: www.battlemtngold.com